# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Venus Concept, Inc., CIK 0001409269
CUSIP: 92332W303
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 235 Yorkland Blvd, Suite 900, Toronto, Canada (Federal Level) (Z4), M2J 4Y8
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0001612343
Persons authorized to receive notices and communications: R. Scott Barry, 21 Waterway Avenue, Suite 150, The Woodlands, Texas (TX), 77380, (281) 364-1555

## Reporting persons
- EW Healthcare Partners, L.P. (CIK 0001612343): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- EW Healthcare Partners-A, L.P. (CIK 0001736240): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- Essex Woodlands Fund IX-GP, L.P. (CIK 0001652285): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- Essex Woodlands IX, LLC (CIK 0001652286): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Venus Concept, Inc.
Address of issuer's principal executive offices: 235 Yorkland Blvd, Suite 900, Toronto, Canada (Federal Level) (Z4), M2J 4Y8
Comment:
This Amendment No. 18 ("Amendment No. 18") amends Amendment No. 17 to Schedule 13D filed on March 27, 2026 (as amended, the "Amended Schedule 13D"), and relates to the Reporting Persons' (as defined below) beneficial ownership of shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Venus Concept Inc. (the "Issuer").

Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 18 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 18 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership ("EWHP"), EW Healthcare Partners-A L.P., a Delaware limited partnership ("EWHP-A"), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ("Essex IX Fund GP"), and Essex Woodlands IX, LLC, a Delaware limited liability company ("Essex IX General Partner" and, collectively with EWHP, EWHP-A and Essex IX Fund GP, the "Reporting Persons"). The managers of the Reporting Persons are Martin P. Sutter, R. Scott Barry, Ronald Eastman, Petri Vainio and Steve Wiggins (collectively, the "Managers"). The Managers may exercise voting and investment control over the shares of Common Stock only by majority action of the Managers. Each individual Manager disclaims beneficial ownership over the shares of Common Stock except to the extent of his respective pecuniary interest therein.
Residence or business address: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.
Present principal occupation or employment: The principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: EWHP is a Delaware limited partnership; EWHP-A is a Delaware limited partnership; Essex IX Fund GP is a Delaware limited partnership; and Essex IX General Partner is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 reported in the Amended Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction: None of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.

As of the date of filing of this Amendment No. 18, the Reporting Persons do not beneficially own any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to Item 5.(a) above
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 30, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Items reported in the Amended Schedule 13D remain otherwise unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 18 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement, April 1, 2026

## Signatures
- EW Healthcare Partners, L.P.: /s/ R. Scott Barry, Essex Woodlands Fund IX-GP, L.P., Its General Partner, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (04/01/2026)
- EW Healthcare Partners-A, L.P.: /s/ R. Scott Barry, Essex Woodlands Fund IX-GP, L.P., Its General Partner, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (04/01/2026)
- Essex Woodlands Fund IX-GP, L.P.: /s/ R. Scott Barry, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (04/01/2026)
- Essex Woodlands IX, LLC: /s/ R. Scott Barry, R. Scott Barry, Manager (04/01/2026)